SI 10028211 MISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-66957 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Direct LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington BLVD
(No. and Street)

| Jersey City | NJ | 07310 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

**OATH OR AFFIRMATION**

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of Knight Direct LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Direct LLC, as of December 31, 2009 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Joe Wald
Managing Director

Timothy Dunham
Chief Financial Officer

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Accountants**

To the Member of Knight Direct LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Knight Direct LLC (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

   a. Compared payments of $32,748 reported on item 2B on SIPC-7T page 1 with the respective cash disbursement records obtained from the Company, to the sum of:

      i. Payment of $152 to check number 130621 dated March 3, 2009;
      ii. Payment of $32,598 to JPMorgan Chase ACH with transaction number 27258334, dated July 30, 2009, noting a difference of $2; and
      iii. Agreed the difference of $2 to SIPC-4 line titled "Interest Due (Minimum Due)."

   b. Payment of $70,432 reported on SIPC-7T item 2D to check number 131352 dated February 16, 2010, obtained from the Company.

2. Compared the Total Revenue amount of $46,324,040 reported on the audited Form X-17A-5less the total revenue for the three month period ended March 31, 2009, with the Total revenue amount of $46,324,040 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions for the three quarterly periods of $5,052,127 on SIPC-7T line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in

connection with securities transactions" to the line titled "Total Deductions" on the schedule titled "123109 SIPC accrual matrix master final" prepared by the Company, noting no difference; and

b. On the schedule "123109 SIPC accrual matrix master final" we performed the following:

   i. Compared the amount in the line titled "ECN Fees" for the period of April 1, 2009 to December 31, 2009 of $3,345,741 to General Ledger number 53000 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference;

   ii. Compared the amount in the line titled "Trade Trek Fees" of $140,482 to General Ledger number 52800 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference;

   iii. Compared the amount in the line titled "Commission Expenses" of $180,973 to General Ledger number 51050 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference;

   iv. Compared the amount in the line titled "Exchange Expenses - Other" of ($612,532) to General Ledger number 50700 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference;

   v. Compared the amount in the line titled "Merrill Lynch Ticket Charges" of $1,948,774 to General Ledger number 50030 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference; and

   vi. Compared the amount in item named "KCS Ticket Charges" of $48,689 to General Ledger number 50005 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7T:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $41,271,913, noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $103,180, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2D of $70,432, noting no difference.

   b. Calculations reflected in the schedule titled "123109 SIPC accrual matrix master final " obtained in procedure 3:

      i. Recalculated the arithmetical accuracy of the amount in the line titled "Total Deductions" of $5,052,127, noting no difference.

PRICEWATERHOUSECOOPERS

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

**SIPC-7T**

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066957 FINRA DEC
KNIGHT DIRECT LLC 10*10
545 WASHINGTON BLVD
JERSEY CITY NJ 07310-1607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy P. Dunham 201-557-6886

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 103,180

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 32,748

July 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 70,432

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 70,432

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 70,432

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Knight Direct LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16 day of February, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Knight Direct LLC

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 46,324,040

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 5,052,127

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 5,052,127

2d. SIPC Net Operating Revenues $ 41,271,913

2e. General Assessment @ .0025 $ 103,180

(to page 1 but not less than $150 minimum)

# Knight Direct LLC
**Statement of Financial Condition**
**December 31, 2009**

# Knight Direct LLC
## Index
## December 31, 2009

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Member of
Knight Direct LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Knight Direct LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

# Knight Direct LLC
## Statement of Financial Condition
## December 31, 2009

*(in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 25,277 |
| Cash segregated under federal and other regulations | | 2,500 |
| Securities owned, held at clearing broker, at fair value | | 38 |
| Receivable from brokers, dealers and clearing organizations | | 10,737 |
| Fixed assets and leasehold improvements, at cost, Less: Accumulated depreciation and amortization of $988 | | 587 |
| Goodwill | | 95,500 |
| Intangible assets, less accumulated amortization of $15,907 | | 21,392 |
| Other assets | | 1,021 |
| Total assets | $ | 157,052 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Securities sold, not yet purchased, at fair value | $ | 247 |
| Accrued compensation expense | | 2,209 |
| Accrued soft dollar expense | | 3,854 |
| Payable to brokers, dealers and clearing organizations | | 962 |
| Payable to affiliates | | 4,868 |
| Lease loss accrual | | 1,348 |
| Deferred tax liability | | 7,566 |
| Accrued expenses and other liabilities | | 1,634 |
| Total liabilities | | 22,688 |
| Commitments and contingent liabilities (Note 6) | | |
| Member's equity | | 134,364 |
| Total liabilities and member's equity | $ | 157,052 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Description of the Business

Knight Direct LLC (the "Company"), a Delaware limited liability company, provides institutions with direct market access trading through Knight Direct™, an advanced electronic platform. The Company offers the EdgeTrade suite of algorithms that allows buy-and sell-side clients to more effectively source liquidity and manage the trading process as well as maintain anonymity, reduce market impact and lower transaction costs. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange, the Financial Industry Regulatory Authority ("FINRA") and National Futures Association. The Company's sole member is Knight Capital Holdings LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

## 2. Significant Accounting Policies

**Cash and Cash Equivalents**
Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

**Estimated Fair Value of Financial Instruments**
The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's securities owned and securities sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

As of December 31, 2009, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

**Goodwill and Intangible Assets**
The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company amortizes other intangible assets on a straight line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

**Accrued Soft Dollar Expense**
Under a commission management program, the Company allows institutional clients to allocate a portion of their gross commissions to pay for research and other services provided by third parties.

Third party research paid for in advance of the execution of brokerage transactions is reflected as an asset and expensed as the related commission income is earned. A liability is recorded for research expense when commission income is earned. Prepaid research expense incurred on behalf of clients that elect not to use the facilities of the Company for the execution of brokerage transactions will be expensed at the time it is determined the facilities will not be used. At December 31, 2009, the Company had approximately $46,000 in prepaid research expense included within Other assets on the Statement of Financial Condition.

**Depreciation and Amortization**
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

**Stock-Based Compensation**
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a non-substantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

**Income Taxes**
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

**Lease Loss Accruals**
The Company's policy is to identify excess real estate capacity and where applicable, accrue for related future costs, net of estimated sublease income. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002 and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis.

In the event the Company is able to sublease the excess real estate after recording a lease loss, such accrual is adjusted to the extent the actual terms of subleased property differ from the assumptions used in the calculation of the accrual. In the event that the Company concludes that previously determined excess real estate is needed for the Company's use, such lease loss accrual will be adjusted accordingly.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

**Subsequent Events**
The Company evaluated all activities through the filing date of this financial statement.

### 3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

| *(in thousands)* | Receivable | Payable |
|---|---|---|
| Clearing brokers | $ 6,267 | $ - |
| Affiliated clearing brokers | 76 | |
| Other broker dealers | 4,394 | 21 |
| Clearance, execution and other fees | | 941 |
| Total | $ 10,737 | $ 962 |

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximates fair value.

## 4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements comprise the following:

*(in thousands)*

| | | |
|---|---|---|
| Leasehold improvements | $ | 503 |
| Furniture and fixtures | | 359 |
| Computer software | | 297 |
| Equipment | | 281 |
| Computer hardware | | 135 |
| | | 1,575 |
| Less: Accumulated depreciation | | 988 |
| | $ | 587 |

## 5. Goodwill and Intangible Assets

At December 31, 2009, the Company had goodwill and intangible asset balances of $95.5 million and $21.4 million, respectively, which resulted from the purchases of Direct Trading Institutional, Inc. in June 2005 and EdgeTrade, LLC in January 2008.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company's goodwill and intangible assets are tested in conjunction with the Company's business segment within KCG. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business segment compared to the net book value. In June 2009, the Company tested for the impairment of goodwill and intangible assets with indefinite lives and concluded that there was no impairment. Amortizable intangible assets are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No such events occurred in 2009 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

Intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from two to fifteen years. The weighted average remaining life of the Company's intangible assets at December 31, 2009 is approximately 11 years.

## 6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. The Company has sublet a portion of its excess office space to third parties. As of December 31, 2009, future minimum rental commitments under all noncancelable office leases, computer and equipment leases and other commitments were as follows:

| *(in thousands)* | Total |
|---|---|
| **Year ending December 31,** | |
| 2010 | $ 656 |
| 2011 | 648 |
| 2012 | 671 |
| 2013 | 692 |
| 2014 | 359 |
| Thereafter through 2017 | 478 |
| | $ 3,504 |

Operating lease obligations does not include sub-lease rentals of $21,000 due in the future under noncancelable sub-leases.

From time to time, the Company has been named as a defendant in legal actions and is subject to inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the operations or the financial position of the Company.

## 7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of total revenues net of soft dollar expense of the Company during the year. For the year ended December 31, 2009, no client accounted for more than 10% of the Company's revenues net of soft dollar expense.

## 8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. The substantial majority of restricted awards generally vest ratably over three years.

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are otherwise canceled if employment is terminated before the end of the relevant vesting period.

## 9. Related Party Transactions

The Company pays an affiliate a fee for executing certain transactions and performing certain administrative functions with shared customers. At December 31, 2009, the Company owed $781,000 related to these transactions. This amount is included within Payable to affiliates on the Statement of Financial Condition.

The Company pays two affiliates for allocated accounting, legal, IT and other support.

The Company pays an affiliate a fee to develop, manage and maintain the Company's direct market access platform.

In the second half of the year, the Company began to clear certain of its transactions, on a fully disclosed basis, through an affiliate.

## 10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears the majority of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. Additionally, pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agent and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

## 11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $21.0 million which was $20.0 million in excess of its required net capital of $992,000.

In connection with an ongoing regulatory examination of one of the Company's broker-dealer affiliates, an issue has been identified as to whether a cash balance had been maintained in an acceptable control location within a bank, and therefore whether such balance should be considered an allowable asset in determining net capital of the broker-dealer. As of December 31, 2009, the Company had a balance of $24.5 million in a similar account at the bank. Due to the uncertainty as to the ultimate outcome of the examiner's findings, the Company has closed the account in question and moved the cash balance to a more commonly used control location.